Exhibit 12.2

CBL & Associates Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income before discontinued operations, equity in earnings and noncontrolling interests	$94,388	$102,450	$242,675	$105,006	$179,140	$148,817	$123,276
Fixed charges less capitalized interest and preferred dividends	117,911	120,145	239,844	231,934	242,357	262,978	280,018
Distributed income of equity investees	9,778	8,965	21,866	15,995	17,074	9,586	4,959
Equity in losses of equity investees for which charges arise from guarantees	—	(412)	(63)	(44)	—	—	(1,646)
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(128)	(1,844)	(273)	(3,069)	(3,729)	(4,158)	(4,203)
Total earnings	$221,949	$229,304	$504,049	$349,822	$434,842	$417,223	$402,404

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$117,911	$120,145	$239,844	$231,934	$242,357	$262,978	$280,018
Capitalized interest	2,204	2,836	7,246	5,837	2,671	4,955	3,577
Preferred dividends (3)	22,446	22,446	44,892	59,529	68,197	63,020	53,289
Total combined fixed charges and preferred dividends	$142,561	$145,427	$291,982	$297,300	$313,225	$330,953	$336,884

Ratio of earnings to combined fixed charges and preferred dividends	1.56	1.58	1.73	1.18	1.39	1.26	1.19

(1)	The interest portion of rental expense is not calculated because the rental expense of the Operating Partnership is not significant.

(2)	Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.

(3)	Includes preferred distributions to the Operating Partnership's partner in CW Joint Venture, LLC, through September 2013 when the outstanding perpetual preferred joint venture units were redeemed.